Exhibit (e)(2)
MSC INCOME FUND, INC.
SECOND AMENDED AND RESTATED DISTRIBUTION REINVESTMENT PLAN

MSC Income Fund, Inc., a Maryland corporation (the “Company”), has adopted the following Second Amended and Restated Distribution Reinvestment Plan (the “DRP”), effective as of [•] (the “Effective Date”).
1. Distribution Reinvestment. As an agent for the registered holders (“Stockholders”) of the Company’s common stock, par value $0.001 per share (the “Common Stock”), who participate in the DRP, as set forth below (the “Participants”), the Company’s transfer agent, SS&C GIDS, Inc. (the “Plan Administrator”), will automatically reinvest cash dividends and distributions, including distributions paid with respect to any full or fractional shares of Common Stock acquired under the DRP (collectively, “Distributions”), on behalf of each such Participant in shares of the Common Stock, and no further action shall be required on such Participant’s part to receive a distribution in Common Stock.
2. Authorization. Subject to the discretion of the Company’s Board of Directors (the “Board”) and applicable legal restrictions, the Company may declare and pay Distributions on such date or dates as may be fixed from time to time by the Board to stockholders of record at the close of business on the record date established by the Board for the Distribution involved.
To implement the DRP, the Company may use newly issued shares of its Common Stock or the Company may instruct the Plan Administrator to purchase shares of the Company’s Common Stock in the open market, in each case to the extent permitted under applicable law, whether shares of the Common Stock are trading at, above or below net asset value. If newly issued shares are used to implement the DRP, the number of shares to be delivered to a Participant shall be determined by dividing the total dollar amount of the Distribution payable to such Participant by the closing sales price per share of Common Stock reported on the New York Stock Exchange on the trading day immediately preceding the applicable Distribution payment date (or, if no sale is reported for such date, at the average of their reported bid and asked prices).
If the shares of Common Stock are purchased in the open market by the Plan Administrator to implement the DRP, the number of shares to be delivered to a Participant shall be determined by dividing the total dollar amount of the Distribution payable to such Participant by the weighted average price paid per share for all the shares of Common Stock purchased by the Plan Administrator in connection with such purchases on the open market. Participants will not be charged any fees or commissions with respect to such purchases.
3. Participation. Effective as of the Effective Date, participation in the DRP requires no action on the part of a Stockholder, and a Stockholder who wants to receive cash in connection with a Distribution must affirmatively “opt out” of the DRP. For the avoidance of doubt, Stockholders who, as of the Effective Date, did not elect to “opt in” to the Company’s distribution reinvestment plan in effect prior to the Effective Date shall be deemed to have made an election under this DRIP, as of the Effective Date, to receive Distributions in cash.

Any Stockholder may elect to opt out of the DRP and receive Distributions in cash by notifying the Plan Administrator in writing (pursuant to the instructions in Section 6 hereof), so that such notice is received by the Plan Administrator no later than 10 days prior to the next Distribution date, after which the Stockholder’s election will be effective with respect the next Distribution payable. Otherwise, the election will be effective only with respect to any subsequent Distribution.
4. Purchase of Shares of Common Stock. Participants in the DRP may acquire fractional shares of Common Stock under the DRP so that 100% of the Distributions will be used to acquire shares of Common Stock.
5. Stock Certificates. The ownership of the shares of Common Stock purchased through the DRP will be in book-entry form only.
6. Change of Election by Stockholders. A Stockholder may change its election under the DRP at any time without penalty upon 10 days’ written notice to the Plan Administrator of such change. If the Plan Administrator receives a Stockholder’s properly executed change of election no later than 10 days prior to the next Distribution date, such election will be effective with respect the next Distribution payable. Otherwise, the election will be effective only with respect to any subsequent Distribution. Participants may send their written notice to the Plan Administrator at P.O. Box 219010, Kansas City, MO 64121-9010 (or 430 W. 7th St., Kansas City, MO 64105 for overnight delivery).
7. Taxation of Distributions. The reinvestment of Distributions in the DRP does not relieve Participants of any taxes which may be payable as a result of those Distributions and their reinvestment in shares of Common Stock pursuant to the terms of the DRP.
8. Amendment or Termination of DRP by the Company. The Company may amend, suspend or terminate the DRP for any reason in its sole discretion, and Participants will be notified of any material amendment, suspension or termination.
9. Voting Rights. Shares of Common Stock issued pursuant to the DRP will have the same voting rights as the shares of Common Stock issued pursuant to an offering of the Company. The Plan Administrator will forward to each Participant any Company-related proxy solicitation materials and each Company report or other communication to stockholders and will vote any shares held by it under the DRP in accordance with the instructions set forth on proxies returned by Participants to the Company.
10. Service Fee. Any service fee or expenses incurred by the Company in connection with the administration of the DRP will be paid for by the Company.
11. Liability of the Company. The Company shall not be liable for any act done in good faith, or for any good faith omission to act, including, without limitation, any claims or liability: (a) arising out of failure to terminate a Participant’s account upon such Participant’s death prior to receipt of notice in writing of such death; and (b) with respect to the time and the prices at which shares of Common Stock are purchased or sold for Participant’s account.

12. Governing Law. These terms and conditions shall be governed by the laws of the State of Texas.